J.P. Morgan Healthcare Conference
Investor Presentation
January 12, 2015
Filed by Wright Medical Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Wright Medical Group, Inc.
Commission File No.: 001-35823

Cautionary Note Regarding Forward-Looking Statements

This presentation includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this presentation include, but are not limited to, statements about our outlook for our expected financial results for the fourth quarter and full year 2014; statements about the approvable status and anticipated final PMA approval of Augment
®
Bone Graft and the anticipated positive effects of such; and statements about the timing and anticipated benefits of the previously announced merger with Tornier. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, quarter end closing adjustments that could cause actual financial results to differ from anticipated results; uncertainties as to the timing of the Tornier transaction; uncertainties as to whether Tornier shareholders and
Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected;
operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; failure or delay in ultimately obtaining FDA approval of Wright’s Augment
®
Bone Graft for commercial sale in the United States, failure to achieve the anticipated benefits from approval of Augment
®
Bone Graft,
and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, filed with the SEC on February 27,
2014, and Tornier’s Annual Report on Form 10-K, filed with the SEC on February 21, 2014, as well as both companies’ subsequent
Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Investors should not place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this presentation speak only as of the date of this release, and Wright undertakes no obligation to update or revise any of these statements. Wright’s business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Wright and Tornier use non-GAAP financial measures, including EBITDA, as adjusted. Their respective management teams believe that the presentation of these measures provides useful information to investors and that these measures may assist investors in evaluating their respective company’s operations, period over period. EBITDA is calculated by adding back to net income charges for interest, income taxes and depreciation and amortization expenses. While it is not possible to reconcile the adjusted EBITDA forecast in this presentation to the nearest metric under U.S. generally accepted accounting principles (GAAP) of the combined business without unreasonable effort, the adjusted EBITDA forecast excludes non-cash stock based compensation expense and non-operating income and expense, as well as the expected impact of such items as transaction and transition costs, impacts from the sale of
Wright’s OrthoRecon business and costs associated with distributor conversions and non-competes, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on the combined company’s reported results of operations for a period. Investors should consider these non-
GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.
Note on Non-GAAP Financial Measures

In connection with the proposed merger, Tornier has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Wright and Tornier that also constitutes a preliminary prospectus of Tornier. The registration statement is not complete and will be further amended.
Wright and Tornier will make the final joint proxy statement/prospectus available to their respective shareholders.
Investors are urged to read the final joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website
(www.sec.gov)
and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by
Wright with the SEC may be made by contacting Julie D. Tracy, Senior Vice President and Chief Communications Officer
by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial
Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.
Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction.
Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27,
2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31,
2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of
Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and
Tornier shareholders will be included in the joint proxy statement/prospectus.
Important Additional Information and Where To Find It

Wright Medical Group, Inc. Announces Preliminary Fourth
Quarter and Full Year 2014 Revenue
• Full year 2014 sales expected to increase ~23% to $298M
• Gross margin for 4Q’14 expected to be ~77%
• U.S. foot and ankle business grew ~39% as reported, up significantly from 28%
in 3Q’14
– U.S. foot and ankle grew ~16.5% pro forma same sales day basis in 4Q’14, up from
~11.5% in 3Q’14
• Global total ankle growth expected to be ~38% for 4Q’14, driven primarily by ongoing launch of INFINITY
®
total ankle
• Achieved U.S. sales force productivity goal of exiting 2014 at over $1M per rep
• Some progress in increasing visibility into the international supply chain
– Continued to experience some negative impact in distributor markets while direct markets performed well
• Total company growth rate negatively impacted by softness in Upper Extremity and Biologics business, which is expected to be addressed by pending merger with Tornier and anticipated final FDA approval of Augment
®
Bone Graft
Continue to focus on improving execution

The New Wright Medical:
Global Leader in Extremities-Biologics

Global
Extremities-
Biologics
market
~$8B
Wright Medical
position in
Extremities market
post Tornier merger
Wright Medical
growth rate
vs. the market
#1
~2X

Agenda Strong Performance Record Augment ® Approval: A Game Changer Pending Transaction Creates Premier High-Growth Extremities-Biologics Company The Future: Outperforming in Growth Markets 7

Entering a New Growth Era
2012 2014 Future 2011
Multiple markets,
slow growth
Repositioned as
high growth, pure
play in Extremities
Transformational merger,
global powerhouse in
Extremities-Biologics

Strategy We Have Been Executing
Global leader
in
Extremities
On track to meet all our goals
Improve sales force productivity
Optimize customer conversion
process
International expansion
World class supply chain
(cost & inventory)
Pricing
Targeted M&A
Leverage corporate costs
Leverage U.S. sales and
marketing investments
Execute an effective compliance program and
continue to successfully execute CIA
=  2014 Vital Few Initiative
1. Accelerate
Global
Revenue
Growth
2. Improve
Gross
Margin and
Inventory
3. Improve
EBITDA
Key Priorities

Strong Record of Execution

Transformational Initiatives
Transitioned U.S. Foot & Ankle sales force to 80+% direct
Expanded global distribution network with 2 acquisitions in Europe
- WG Healthcare (United Kingdom)
- Biotech International (France)
Expanded Extremities product / technology portfolio with 2 U.S. acquisitions
- Solana Surgical
- OrthoPro
Divested slow growing OrthoRecon business
Acquired breakthrough Biologics platform and pipeline – Augment
®
Bone Graft
- BioMimetic Therapeutics
Received approvable letter from FDA for Augment
®
Bone Graft

RESULTS:
Focused on Higher Growth Segments of the
Orthopedics Market

Source:  2014 iData Research Inc., 2013 Millennium Research Group, 2012 Life Science Intelligence, Management Estimates
10%
7-8%
7%
8-9%
6%
3-4%
3%
2-3%
Foot &
Ankle
Sports
Medicine
Biologics Upper
Extremities
Trauma Knee Spine Hip
Wright Medical focus Tornier

RESULTS:
Created Extremities Pure Play with Strong Momentum

Primary Focus: Foot & Ankle
(Breakdown of 2014 Sales*)
Growth in line with goals
Strong Sales Momentum
(Continuing Operations)
* Preliminary 2014 revenue, unaudited
$ 214M
$
242M
$298M*
2012 2013 2014E*
Foot &
Ankle
Upper
Extremity
Biologics
Other
66%
22%
3%
~20%
CAGR
9%

Agenda 13 Strong Performance Record Augment ® Approval: A Game Changer Pending Transaction Creates Premier High-Growth Extremities-Biologics Company The Future: Outperforming in Growth Markets

Augment ® Bone Graft – A Breakthrough Product

• First clinically proven, cost-effective alternative
to autograft for ankle and/or hindfoot fusion indications
• Demonstrates equivalent safety & efficacy with less pain
• Only synthetic growth factor to market in last 10 years
• Bone repair
• Soft tissue indications
(tennis elbow & rotator cuff repair)
• Recombinant human platelet-derived growth factor
(rh-PDGF) stimulates bone formation
• Provides a scaffold for new bone growth
• Avoids unwanted bone formation in surrounding tissues
observed with BMP-based products
Unique
Solution
Breakthrough
Biologic
Platform for
Future
Growth

Augment ® Delivers Unmatched Advantages
Augment
®
Bone Graft
Bone
Morphogenetic
Protein (BMP)
Stem
Cells
Demineralized
Bone Matrix
(DBM)
FDA approvable for ankle and/or
hindfoot fusion indications
YES
Level I evidence
YES
Demonstrated safety
YES
?
Reliable / consistent quality
YES
? ?
Available off-the-shelf
YES
Cost effective
(relative to autograft)
YES

Augment ® – A High Potential Platform Technology

Bone Soft Tissue
Market potential (US)
$300M
Market potential (US)
$1B+
• Ankle Fusion
• Hindfoot Fusion
• Chronic
Tendinopathy
(Tennis Elbow)
• Rotator Cuff
Repair
1
st
Target
Market
• Two pre-approval facility inspections indicated necessary by
FDA for final Augment
®
approval
• One inspection complete with no 483 by inspectors; one
inspection in process. Final audit reports pending.
• Based on this, final FDA approval for Augment
®
could potentially
come as early as late 1Q 2015
Future
rh-PDGF
Clinical Study
Opportunities

Agenda 17 Strong Performance Record Augment ® Approval: A Game Changer Pending Transaction Creates Premier High-Growth Extremities-Biologics Company The Future: Outperforming in Growth Markets

Transaction Overview
• All stock – combined equity value of ~$3.3B at announcement
– combined entity will be incorporated in the Netherlands
– combined company ownership:  52% Wright / 48% Tornier
• Transaction is subject to customary closing conditions
– Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended
– Wright and Tornier shareholder approval
• Expected to close in first half of 2015

Tornier at A Glance

• Extremities company with leadership
position in Upper Extremities
• NASDAQ: TRNX
• HQ in Netherlands; operations run out of
U.S., France and Ireland
• 2014E revenue*:  ~$345M
• Products sold in 45 countries
– ~42% of revenue outside U.S.
• 1,076 employees globally
Aequalis Ascend
Flex Shoulder System
Latitude EV Elbow
Prosthesis
Salto Talaris Total
Ankle Prosthesis
CannuLink Intraosseous
Fixation System
Primary Focus:  Upper Extremity
(Breakdown of 2014 Sales*)
* Preliminary 2014 revenue, unaudited
Sports Med
& Biologics
Upper
Extremity
62%
17%
17%
4%
Lower
Extremity
Large
Joint

WRIGHT FOCUSED EXCELLENCE   TORNIER

+

WRIGHT FOCUSED EXCELLENCE   TORNIER

WRIGHT

ADVANTAGE #1
Combination Creates Most Comprehensive
Upper and Lower Extremity Product Portfolio

* Preliminary 2014 revenue, unaudited
9%
of revenue*
62%
of revenue*
66%
of revenue*
17%
of revenue*
Complementary Product
Portfolios
Market leading
positions
in high-growth
markets
Upper Extremities
Lower Extremities

ADVANTAGE #2
Combining Two Innovative Companies Enhances
Future Growth Prospects

INFINITY
®
Total Ankle
Replacement System
Recent
Product
Launches
PRO-TOE
®
offering for Hammertoe
correction
Recent
Product
Launches
Aequalis
Ascend Flex
convertible shoulder
platform
Phantom Fiber
high strength
resorbable suture
Reverse
Threaded
Baseplate
Dedicated R&D will power innovation across combined portfolio

ADVANTAGE #3
Accelerates Growth Opportunities in Three Large,
Fast Growing Markets

Augment
®
Bone Graft launch;
Cross-sell Biologics across
expanded Extremities portfolio
Leverage scale across
geographies and categories
Expanded Opportunities
Wright Medical enters
Upper Extremities market with
leadership position in shoulder
2014 2018
Market Growth
(2014 -2018 CAGR)
Upper
Extremity
Lower
Extremity
Biologics
~$7.9B
$5.5B
8-9%
8-10%
5-6%

ADVANTAGE #4
Creates Mid-Size Growth Company with Stronger
Financial Profile

Scale and scope to accelerate path to profitability
Once integrated:
Solid Financial Profile
* Excludes Augment
®
Bone Graft
Upper
Extremity
Lower
Extremity
Biologics &
Sports Med
Large Joints
& Other
~$298M ~$345M
Combined Sales
$600M+
37%
Upper
Extremity
40%
Lower
Extremity
12%
Bio*
11%
Lg Joints
Revenue Breakdown
(Preliminary 2014 revenue, unaudited)
• Mid-teens revenue growth
• High 70s% gross margin
• Adj. EBITDA margins
approaching 20% in
3-4 years
• Annual cost synergies of
$40M-$45M by year 3
• Accretive to combined
adj. EBITDA in 2
nd
full year
post merger

Unique Positioning Will Continue to Sets Us Apart
V I S I O N
Premier High-Growth Extremities-Biologics Company
Dedicated to serving the needs of specialty surgeons

SPECIALIZED
SALESFORCES
TECHNOLOGY
LEADER
GLOBAL
FOOTPRINT

Agenda 25 Strong Performance Record Augment ® Approval: A Game Changer Pending Transaction Creates Premier High-Growth Extremities-Biologics Company The Future: Outperforming in Growth Markets

Longer Term – Continue to Execute Proven Strategy

Completely focused:
Extremities-Biologics technology leader
1
Specialized sales forces:
Drive productivity
2
International expansion:
Key market focus, drive adoption
3
New product launches:
Augment ® breakthrough product
4
Time
$
Sustainable, high-growth
Extremities market growing
in 8-10% range

BIOMIMETIC
Augment
3ml rhPDGF-BB solution
(0.3mg/ml)
STERILE A

WRIGHT

Priorities Next 1-2 years
Close merger with Tornier
– anticipated 1
st
Half of 2015
Ensure smooth integration
– integration planning is underway
Continue to execute our operating initiatives
– including sales productivity, new product
launches, medical education
Launch Augment
®
Bone Graft in U.S.
– anticipated 1
st
Half of 2015

A CLOSER LOOK AT KEY INITIATIVES
Strong Pipeline of New Product Introductions

AUGMENT
®
Bone Graft
• Proven therapeutic option
• $300M  U.S. market opportunity
• Pending FDA approval
2014 2015 2016
INFINITY
®
Total Ankle System
• Third generation design
• Further penetrate end-stage ankle
arthritis market opportunity
SIMPLICITI™
• Will be first minimally invasive shoulder
option in U.S.
• $200M-$250M market opportunity
In rollout
2017
Launch Date
INVISION™ Revision System
• Physician testing anticipated in 2015
• Pending FDA clearance

A CLOSER LOOK AT MERGER:
Clear Line of Sight to Deliver Cost Synergies from Merger
• Public company expenses
• Overlapping support functions
• Overlapping systems
• Vendor consolidation
• Process improvement
Key Synergy Areas
Year 3
Annual Cost
Synergies:
$40M-$45M

Advancing Toward Our Goals 30 Adj. EBITDA margin Gross Margin Sales growth Mid teens Adj. EBITDA margins approaching 20% in 3 to 4 years Goals Once Integrated With Tornier High 70s% range

IN SUMMARY
The New Wright Medical: Global Leader in Extremities

Solid Performance Record
Augment ® Approval:
A Game Changer
Pending Transaction
Creates Premier Extremities-
Biologics Company
The Future: Outperforming
in Growth Markets
• Unmatched capabilities,
unique mid-cap growth asset
• Built market leader
• Multiple growth drivers,
accelerated path to profitability
• High potential platform technology

J.P. Morgan Healthcare Conference Investor Presentation January 12, 2015